

ALEXANDRIA.

Contact: **Joel S. Marcus**
                  Chief Executive Officer
                  Alexandria Real Estate Equities, Inc.
                  (626) 578-9693


ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
THIRD QUARTER 2005 RESULTS


–   **Company Reports Funds from Operations Per Share (Diluted) of $1.21, Up 8%**
    Over Third Quarter 2004, and Earnings Per Share (Diluted) of $0.56
    for Third Quarter 2005 –

Highlights
- Third Quarter 2005 Funds from Operations (FFO) Per Share (Diluted) of $1.21
- Third Quarter 2005 Total Revenues Up 37%, FFO Available to Common Stockholders Up 18% and FFO Per Share (Diluted) Up 8% Over Third Quarter 2004
- Third Quarter 2005 Earnings Per Share (Diluted) of $0.56
- Executed 32 Leases for 343,000 Square Feet of Space
- Added Five Properties Aggregating 301,000 Square Feet
- Commenced Ground-Up Development of Three Properties Aggregating 339,000 Square Feet

PASADENA, CA. – October 31, 2005 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the third quarter and nine months ended September 30, 2005.

For the third quarter of 2005, we reported total revenues of $63,752,000 and FFO available to common stockholders of $25,969,000, or $1.21 per common share (diluted), compared to total revenues of $46,459,000 and FFO available to common stockholders of $21,944,000, or $1.12 per common share (diluted), for the third quarter of 2004. Comparing the third quarter of 2005 to the third quarter of 2004, total revenues increased 37%, FFO available to common stockholders increased 18% and FFO per common share (diluted) increased 8%. For the nine months ended September 30, 2005, we reported total revenues of $178,008,000 and FFO available to common stockholders of $75,097,000, or $3.60 per common share (diluted), compared to total revenues of $132,655,000 and FFO available to common stockholders of $63,228,000, or $3.22 per common share (diluted), for the nine months ended September 30, 2004. Comparing the nine months ended September 30, 2005 to the nine months ended September 30, 2004, total revenues increased 34%, FFO available to common stockholders increased 19% and FFO per common share (diluted) increased 12%. FFO for the nine months ended September 30, 2004 included the impact of the preferred stock redemption charge of $1,876,000, or $0.10 per share (diluted), recorded in the second quarter of 2004.


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FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the three months ended September 30, 2005 and 2004 was $14,073,000 and $10,574,000, respectively. Depreciation and amortization expense for the nine months ended September 30, 2005 and 2004 was $39,965,000 and $30,643,000, respectively. Net income available to common stockholders for the third quarter of 2005 was $11,969,000, or $0.56 per share (diluted), compared to net income available to common stockholders of $11,370,000, or $0.58 per share (diluted) for the third quarter of 2004. Net income available to common stockholders for the nine months ended September 30, 2005 was $35,186,000, or $1.69 per share (diluted), compared to net income available to common stockholders of $34,212,000, or $1.74 per share (diluted) for the nine months ended September 30, 2004. Net income available to common stockholders for the nine months ended September 30, 2004 included a gain on the sale of property of $1,627,000, or $0.08 per share (diluted), recorded in the first quarter of 2004, and also included the impact of the preferred stock redemption charge of $1,876,000, or $0.10 per share (diluted), recorded in the second quarter of 2004.

We executed a total of 32 leases during the third quarter of 2005 for approximately 343,000 square feet of space at 19 different properties (excluding month-to-month leases for approximately 41,000 square feet, which were effective during the quarter). Of this total, approximately 201,000 square feet were for new or renewal leases related to previously leased space and approximately 142,000 square feet were for redeveloped, developed or previously vacant space. Of the 142,000 square feet, approximately 66,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 76,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 2% higher (on a GAAP basis) than rental rates for expiring leases. Excluding two renewal leases for approximately 76,000 square feet related to one tenant in the East Bay submarket of San Francisco, rental rates for new or renewal leases for the third quarter of 2005 were on average approximately 7% higher (on a GAAP basis) than rental rates for expiring leases. For the nine months ended September 30, 2005 we executed a total of 77 leases for approximately 1,055,000 square feet of space at 44 different properties (excluding month-to-month leases). Of this total, approximately 472,000 square feet were for new or renewal leases related to previously leased space and approximately 583,000 square feet were for redeveloped, developed or previously vacant space. Of the 583,000 square feet, approximately 418,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 165,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 10% higher (on a GAAP basis) than rental rates for expiring leases. Excluding two renewal leases for approximately 76,000 square feet related to one tenant in the East Bay submarket of San Francisco, rental rates for new or renewal leases for the nine months ended September 30, 2005 were on average approximately 13% higher (on a GAAP basis) than rental rates for expiring leases.

During the third quarter of 2005, we added five properties aggregating approximately 301,000 square feet in the San Francisco Bay, Eastern Massachusetts, Suburban Washington D.C. and Seattle markets. The total consideration, including debt, for these properties was approximately $69.4 million. In connection with the acquisition of two of these properties, we assumed two secured notes payable aggregating approximately $5.6 million.

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Based on our current view of existing market conditions and certain current assumptions, we have updated our prior guidance for FFO per share (diluted) and earnings per share (diluted) to the following:

	2005	2006
FFO per share (diluted)	$4.82	$5.14
Earnings per share (diluted)	$2.26	$2.45

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational medicine entities, as well as government agencies. Our portfolio currently consists of 130 properties comprising approximately 8.4 million square feet of office/laboratory space.

As of September 30, 2005, approximately 84% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of September 30, 2005, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of September 30, 2005, approximately 89% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 90% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. Our actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Income statement data				
Total revenues	$ 63,752	$ 46,459	$ 178,008	$ 132,655
Expenses				
Rental operations	14,360	10,178	39,773	27,708
General and administrative	5,993	3,662	15,180	11,112
Interest	13,160	6,626	35,729	20,261
Depreciation and amortization	14,073	10,565	39,948	30,615
	47,586	31,031	130,630	89,696
Minority interest	234	--	257	--
Income from continuing operations	15,932	15,428	47,121	42,959
Income from discontinued operations, net	59	36	132	1,732
Net income	15,991	15,464	47,253	44,691
Dividends on preferred stock	4,022	4,094	12,067	8,603
Preferred stock redemption charge	--	--	--	1,876
Net income available to common stockholders	$ 11,969	$ 11,370	$ 35,186	$ 34,212
Weighted average shares of common stock outstanding				
Basic	21,091,183	19,352,670	20,504,633	19,281,678
Diluted	21,486,731	19,668,360	20,857,755	19,614,092
Earnings per share - basic:				
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 0.57	$ 0.59	$ 1.71	$ 1.68
Discontinued operations, net	--	--	0.01	0.09
Earnings per share - basic	$ 0.57	$ 0.59	$ 1.72	$ 1.77
Earnings per share - diluted:				
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 0.56	$ 0.58	$ 1.68	$ 1.65
Discontinued operations, net	--	--	0.01	0.09
Earnings per share - diluted	$ 0.56	$ 0.58	$ 1.69	$ 1.74

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Unaudited)

Funds from Operations

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three and nine months ended September 30, 2005 and 2004 (in thousands, except per share data):

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Reconciliation of net income available to common stockholders to funds from operations available to common stockholders				
Net income available to common stockholders (1)	$ 11,969	$ 11,370	$ 35,186	$ 34,212
Add:				
Depreciation and amortization (2)	14,073	10,574	39,965	30,643
Minority interest	234	--	257	--
Subtract:				
Gain on sales of property (3)	(36)	--	(36)	(1,627)
FFO allocable to minority interest	(271)	--	(275)	--
Funds from operations available to common stockholders (1)	$ 25,969	$ 21,944	$ 75,097	$ 63,228
FFO per share (1)				
Basic	$ 1.23	$ 1.13	$ 3.66	$ 3.28
Diluted	$ 1.21	$ 1.12	$ 3.60	$ 3.22
Reconciliation of earnings per share (diluted) to FFO per share (diluted)				
Earnings per share (diluted) (1)	$ 0.56	$ 0.58	$ 1.69	$ 1.74
Depreciation and amortization (2)	0.65	0.54	1.92	1.56
Minority interest	0.01	--	0.01	--
Gain on sales of property (3)	--	--	--	(0.08)
FFO allocable to minority interest	(0.01)	--	(0.01)	--
FFO per share (diluted) (1)	$ 1.21	$ 1.12	$ 3.60	$ 3.22

(1) During the second quarter of 2004, the Company elected to redeem its 9.5% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, the Company recorded a charge of $1,876,000, or $0.10 per share (diluted).

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) Gain on sales of property relates to the disposition of one property in the Southeast market during the third quarter of 2005, and one property in the Suburban Washington D.C. market during the first quarter of 2004. Gain on sales of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	For the Three Months Ended				
	09/30/2005	06/30/2005	03/31/2005	12/31/2004	09/30/2004
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 48,814	$ 45,699	$ 43,731	$ 39,660	$ 35,867
Tenant recoveries	13,588	11,449	11,587	9,504	9,608
Other income	1,350	1,069	721	1,262	984
Total	$ 63,752	$ 58,217	$ 56,039	$ 50,426	$ 46,459
Funds from operations per share - diluted (b)	$ 1.21	$ 1.20	$ 1.19	$ 1.18	$ 1.12
Dividends per share on common stock	$ 0.68	$ 0.68	$ 0.66	$ 0.66	$ 0.64
Dividend payout ratio (common stock)	59.0%	56.8%	58.9%	55.6%	56.8%
Straight line rent	$ 3,020	$ 3,305	$ 2,836	$ 3,047	$ 3,065

	As of				
	09/30/2005	06/30/2005	03/31/2005	12/31/2004	09/30/2004
Other data					
Number of shares of common stock outstanding at end of period	22,437,761	21,204,620	21,075,793	19,594,418	19,460,642
Number of properties (c)					
Acquired/added/completed during period	5	5	6	11	7
Sold/reconstructed during period	(1)	--	--	--	--
Owned at end of period	129	125	120	114	103
Square feet (c)					
Acquired/added/completed during period	301,458	333,788	341,075	934,608	477,659
Sold/reconstructed/expanded during period	(16,500)	--	--	--	--
Owned at end of period	8,388,255	8,103,297	7,769,509	7,428,434	6,493,826
Debt to total market capitalization (d)					
Total debt	$ 1,271,698	$ 1,301,934	$ 1,217,917	$ 1,186,946	$ 847,046
Preferred stock	196,420	197,474	194,692	199,360	198,266
Common stock	1,855,378	1,557,479	1,356,860	1,458,217	1,278,953
Total market capitalization	$ 3,323,496	$ 3,056,887	$ 2,769,469	$ 2,844,523	$ 2,324,265
Debt to total market capitalization ratio	38.3%	42.6%	44.0%	41.7%	36.4%

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.
(b) See page 5 for a reconciliation of earnings per share to FFO per share.
(c) Includes assets "held for sale" during the applicable periods such assets were "held for sale".
(d) Debt to market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to the outstanding shares of preferred stock and common stock times the related closing stock prices at each quarter end date, plus total debt.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)

	September 30, 2005	December 31, 2004
	(Unaudited)	
Assets		
Rental properties, net	$ 1,695,956	$ 1,427,853
Properties under development	279,425	252,249
Cash and cash equivalents	4,551	3,158
Tenant security deposits and other restricted cash	19,434	17,669
Tenant receivables	3,265	2,542
Deferred rent	48,329	43,166
Investments	77,101	67,419
Other assets	68,738	58,228
Total assets	$ 2,196,799	$ 1,872,284
Liabilities and Stockholders' Equity		
Secured notes payable	$ 666,698	$ 638,946
Unsecured line of credit and unsecured term loan	605,000	548,000
Accounts payable, accrued expenses and tenant security deposits	65,454	48,581
Dividends payable	18,892	16,284
Total liabilities	1,356,044	1,251,811
Minority interest	20,132	--
Stockholders' equity:		
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	129,638
Common stock	224	196
Additional paid-in capital	604,357	414,028
Retained earnings	--	5,267
Accumulated other comprehensive income	28,904	13,844
Total stockholders' equity	820,623	620,473
Total liabilities and stockholders' equity	$ 2,196,799	$ 1,872,284

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
September 30, 2005
(Dollars in thousands)
(Unaudited)

Principal Maturities/Rates

| | Secured Debt | | | Unsecured Debt | |
	Amount	Weighted Average Interest Rate (1)		Amount	Weighted Average Interest Rate (2)
Year					
2005	$ 1,916	6.15%	$	--	--
2006	188,565	6.15%		--	--
2007	62,399	6.36%		355,000	5.21%
2008	115,629	6.28%		--	--
2009	40,172	6.82%		250,000	5.11%
Thereafter	253,456	6.80%		--	--
Subtotal	662,137			605,000	
Unamortized Premium	4,561			--	
Total	$ 666,698			$ 605,000	

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Secured Debt	$ 666,698	52.4%	6.14%	3.9 Years
Unsecured Debt	605,000	47.6%	5.17%	3.1 Years
Total Debt	$ 1,271,698	100.0%	5.68%	3.5 Years

Fixed and Floating Rate Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 482,760	38.0%	6.43%	5.1 Years
Floating Rate Debt	788,938 (3)	62.0%	5.22% (3)	2.5 Years
Total Debt	$ 1,271,698	100.0%	5.68%	3.5 Years

(1) The weighted average interest rate related to our secured debt is calculated based on the outstanding debt as of October 1st for 2005, and as of January 1st for each year thereafter.

(2) The weighted average interest rates related to our unsecured line of credit and unsecured term loan are calculated based on borrowings outstanding as of September 30, 2005.

(3) A portion of our floating rate debt is hedged by existing swap agreements (see page 9). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
September 30, 2005
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at September 30, 2005	Interest Pay Rates	Termination Dates
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006
December 2003	December 31,2004	50,000	50,000	3.000%	December 30, 2005
December 2003	December 30, 2005	50,000	--	4.150%	December 29, 2006
December 2003	December 29, 2006	50,000	--	5.090%	October 31, 2008
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
April 2004	April 29, 2005	50,000	50,000	3.140%	April 28, 2006
April 2004	April 28, 2006	50,000	--	4.230%	April 30, 2007
April 2004	April 30, 2007	50,000	--	4.850%	April 30, 2008
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	50,000	--	3.927%	July 1, 2008
May 2005	December 30, 2005	25,000	--	4.120%	November 30, 2006
May 2005	June 30, 2006	50,000	--	4.270%	June 29, 2007
May 2005	November 30, 2006	25,000	--	4.330%	November 30, 2007
May 2005	June 29, 2007	50,000	--	4.400%	June 30, 2008
May 2005	November 30, 2007	25,000	--	4.460%	November 28, 2008
May 2005	June 30, 2008	50,000	--	4.509%	June 30, 2009
May 2005	November 28, 2008	25,000	--	4.615%	November 30, 2009
Total Interest Rate Swap Agreements in Effect at September 30, 2005			$ 350,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
September 30, 2005
(Dollars in thousands)

| | September 30, 2005 | | | | June 30, 2005 |
Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage	Occupancy Percentage
California - Pasadena	1	31,343	$ 807	98.9%	98.9%
California - San Diego	22	1,052,304	28,858	92.8%	94.4%
California - San Francisco Bay	15	1,043,737	30,904	97.6%	97.1%
Eastern Massachusetts	21	1,208,686	33,644	93.0%	93.8%
New Jersey/Suburban Philadelphia	7	458,623	7,827	98.5%	98.5%
Southeast	7	383,891	6,636	83.8% (1)	84.1%
Suburban Washington D.C.	31	2,405,311	49,495	97.8%	96.6%
Washington - Seattle	11	821,543	23,560	87.3%	90.6%
International - Canada	1	68,000	2,595	100.0%	100.0%
Total	116	7,473,438	$ 184,326	94.7% (2)	94.7%

(1) All, or substantially all, of the vacant space is office or warehouse space.

(2) Excludes 13 properties under full or partial redevelopment. The total rentable square feet associated with these properties was 914,817, of which 465,713 square feet were under redevelopment as of September 30, 2005. Including properties under full or partial redevelopment, occupancy as of September 30, 2005 was 89.5%. See page 16 for additional information on our redevelopment program.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

| | GAAP Basis (1) | | | Cash Basis (1) | | |
| | Quarter Ended | | | Quarter Ended | | |
	9/30/05	9/30/04	% Change	9/30/05	9/30/04	% Change
Revenue (2)	$ 36,886	$ 36,086	2.2%	$ 36,280	$ 33,895	7.0%
Operating expenses	7,879	7,555	4.3%	7,879	7,555	4.3%
Revenue less operating expenses	$ 29,007	$ 28,531	1.7%	$ 28,401	$ 26,340	7.8% (3)

| | GAAP Basis (1) | | | Cash Basis (1) | | |
| | Nine Months Ended | | | Nine Months Ended | | |
	9/30/05	9/30/04	% Change	9/30/05	9/30/04	% Change
Revenue (2)	$ 104,316	$ 101,470	2.8%	$ 101,375	$ 94,945	6.8%
Operating expenses	20,975	19,745	6.2%	20,975	19,745	6.2%
Revenue less operating expenses	$ 83,341	$ 81,725	2.0%	$ 80,400	$ 75,200	6.9% (3)

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented ("Third Quarter Same Properties" for the Quarter periods and "Nine Months Same Properties" for the Nine Month periods). Properties under redevelopment are excluded from same property results.

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Third Quarter Same Properties and the Nine Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Third Quarter Same Properties and the Nine Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarters ended September 30, 2005 and 2004 for the Third Quarter Same Properties were $606,000 and $2,191,000, respectively. Straight-line rent adjustments for the nine months ended September 30, 2005 and 2004 for the Nine Months Same Properties were $2,941,000 and $6,525,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

(3) Revenue less operating expenses on a cash basis for the Third Quarter Same Properties and the Nine Months Same Properties were impacted by prepayment of a portion of rents due under two leases of $865,000 and $1,719,000, respectively. Pursuant to SFAS 13, "Accounting for Leases", these payments are recognized on a straight-line basis over the lease term. Excluding the impact of these leases, the percentage change in revenue less operating expenses on a cash basis for the Third Quarter Same Properties and the Nine Months Same Properties would have been 4.6% and 4.5%, respectively. Excluding these amounts, straight-line rent adjustments for the quarters ended September 30, 2005 and 2004 for the Third Quarter Same Properties were $1,471,000 and $2,191,000, respectively, and straight-line rent adjustments for the nine months ended September 30, 2005 and 2004 for the Nine Months Same Properties were $4,660,000 and $6,525,000, respectively.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended September 30, 2005

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity								
Lease Expirations								
Cash Basis	42	306,940	$24.30	--	--		--	--
GAAP Basis	42	306,940	$23.81	--	--		--	--
Renewed/Releasable Space Leased								
Cash Basis	13	200,677	$24.69	$25.22	2.1%	(1)	$0.25	4.2 years
GAAP Basis	13	200,677	$23.86	$24.30	1.8%	(1)	$0.25	4.2 years
Month-to-Month Leases In Effect								
Cash Basis	23	41,326	$25.31	$25.34	--		--	--
GAAP Basis	23	41,326	$25.32	$25.33	--		--	--
Redeveloped/Developed/ Vacant Space Leased								
Cash Basis	19	142,229	--	$21.96	--		$13.16	8.8 years
GAAP Basis	19	142,229	--	$22.64	--		$13.16	8.8 years
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	32	342,906	--	$23.87	--		$5.61	6.1 years
GAAP Basis	32	342,906	--	$23.61	--		$5.61	6.1 years
Including Month-to-Month Leases								
Cash Basis	55	384,232	--	$24.03	--		--	--
GAAP Basis	55	384,232	--	$23.79	--		--	--

(1) Excluding two renewal leases for 76,000 square feet related to one tenant in the East Bay submarket of San Francisco, rental rates for renewed/ released space were on average 3.2% higher than rental rates for expiring leases on a Cash Basis and 7.1% higher than rental rates for expiring leases on a GAAP basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Nine Months Ended September 30, 2005

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity								
Lease Expirations								
Cash Basis	74	767,707	$24.40	--	--		--	--
GAAP Basis	74	767,707	$24.98	--	--		--	--
Renewed/Releasable Space Leased								
Cash Basis	30	472,298	$22.91	$23.93	4.5%	(1)	$1.00	4.5 years
GAAP Basis	30	472,298	$22.37	$24.51	9.6%	(1)	$1.00	4.5 years
Month-to-Month Leases In Effect								
Cash Basis	23	41,326	$25.22	$25.34	--		--	--
GAAP Basis	23	41,326	$25.22	$25.33	--		--	--
Redeveloped/Developed/ Vacant Space Leased								
Cash Basis	47	582,581	--	$24.54	--		$14.25	8.0 years
GAAP Basis	47	582,581	--	$25.66	--		$14.25	8.0 years
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	77	1,054,879	--	$24.27	--		$8.32	6.4 years
GAAP Basis	77	1,054,879	--	$25.14	--		$8.32	6.4 years
Including Month-to-Month Leases								
Cash Basis	100	1,096,205	--	$24.31	--		--	--
GAAP Basis	100	1,096,205	--	$25.15	--		--	--

(1) Excluding two renewal leases for 76,000 square feet related to one tenant in the East Bay submarket of San Francisco, rental rates for renewed/ released space were on average 5.3% higher than rental rates for expiring leases on a Cash Basis and 12.9% higher than rental rates for expiring leases on a GAAP basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Lease Expirations

September 30, 2005

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2005	45	(1)	179,047	2.4%	$24.51
2006	57		953,463	12.7%	$24.89
2007	32		711,897	9.5%	$27.06
2008	21		546,643	7.3%	$26.69
2009	24		463,066	6.2%	$21.56

Markets	Square Footage of Expiring Leases	
	2005	2006
California - Pasadena	--	9,493
California - San Diego	18,478	241,383
California - San Francisco Bay	25,081	104,187
Eastern Massachusetts	37,295	158,779
New Jersey/Suburban Philadelphia	7,651	12,239
Southeast	2,069	76,810
Suburban Washington D.C.	52,982	297,389
Washington - Seattle	35,491	53,183
International - Canada	--	--
Total	179,047 (1)	953,463

(1) Includes 23 month-to-month leases for approximately 41,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
September 30, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage
San Diego	4Q07	64,000
San Francisco Bay	4Q07	121,000
San Francisco Bay	4Q07	154,000
Southeast	4Q05	46,000
Southeast	1Q06	48,000
Suburban Washington D.C.	2Q06	73,000
Seattle	1Q06	50,000 (1)
Total		556,000

(1) Excludes certain phases of a property which were previously delivered to tenants.

As required under GAAP, interest is being capitalized on these ground-up development projects as activities are ongoing to bring these assets to their intended use.

In addition to properties under development, as of September 30, 2005, our asset base contains strategically located ground-up development opportunities for approximately 4.5 million rentable square feet of office/laboratory space with an aggregate cost basis of approximately $182 million.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
September 30, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Under Redevelopment
San Diego	4Q05	18,173	7,814
San Diego	2Q06	17,590	17,590
San Diego	3Q06	71,510	71,510
San Diego	3Q07	87,140	87,140
San Francisco Bay	1Q06	140,143	24,039
San Francisco Bay	3Q06	60,000	30,000
Eastern Massachusetts	1Q07	45,820	17,187
Eastern Massachusetts	2Q06	115,179	33,539
New Jersey/Suburban Philadelphia	2Q06	42,600	22,409
Southeast	1Q06	60,519	33,321
Suburban Washington D.C.	1Q06	131,415	44,208
Suburban Washington D.C.	3Q06	92,449	60,443
Seattle	2Q06	32,279	16,513
Total		914,817	465,713

Our redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to that portion of space actively undergoing redevelopment. Average occupancy for properties under full or partial redevelopment as of September 30, 2005 was 49% and is not included in the occupancy of the operating portfolio. In addition to properties under active redevelopment, as of September 30, 2005 our asset base contains opportunities for a permanent change of use to office/laboratory space through redevelopment aggregating approximately 1.0 million rentable square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Capital Costs

For the Nine Months Ended September 30, 2005

(In thousands)

Property-related capital expenditures (1)	$ 1,937
Leasing costs (2)	$ 282
Property-related redevelopment costs	$ 58,631
Property-related development costs	$ 60,841

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 89% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Third Quarter and Nine Months Ended September 30, 2005

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the third quarter and nine months ended September 30, 2005:

Date:	October 31, 2005
Time:	3:00 P.M. Eastern Standard Time
Phone Number:	(913) 981-5509
Confirmation Code:	7249189